UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

        [X]    Merger

        [ ]    Liquidation

        [ ]    Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [ ]    Election of status as a Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund:

               The Montgomery Funds

3.      Securities and Exchange Commission File No.:

               811-6011

4.      Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8F?

        [ ] Initial Application           [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

               PO Box 2189
               Mill Valley, California 94942

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

               Julie Allecta
               Paul, Hastings, Janofsky & Walker LLP
               55 Second Street, 24th Floor
               San Francisco, California 94105
               (415) 856-7006

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

               With respect to (i) Montgomery Global Tech, Telecom and Media Fund; (ii) Montgomery Government Money Market Fund; (iii) Montgomery Growth Fund; (iv) Montgomery International Growth Fund; (v) Montgomery Mid Cap Fund; (vi) Montgomery Emerging Markets Fund; (vii) Montgomery Short Duration Government Bond Fund; (viii) Montgomery Small Cap Fund; (ix) Montgomery Total Return Bond Fund (collectively, the "WF Funds"):

               C. David Messman
               Wells Fargo Funds Trust
               525 Market Street, 12th Floor
               San Francisco, CA 94105
               (415) 222-1140

               With respect to Montgomery Global Opportunities Fund and Montgomery Global Focus Fund (collectively, the "Gartmore Funds"):

               James Bernstein
               Gartmore Global Asset Management Trust
               1200 River Road
               Conshohocken, Pennsylvania 19428
               (484) 530-1695

        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.      Classification of fund (check only one):

        [X]    Management company;

        [ ]    Unit investment trust; or

        [ ]    Face-amount certificate company.


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


9.      Subclassification if the fund is a management company (check only one):

        [X]  Open-end          [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

               Massachusetts

11. Provide the name and address of each investment adviser of the funds (including sub-advisers) during the last five years, even if the funds' contracts with those advisers have been terminated:

               Montgomery Asset Management, LLC ("MAM") served as the funds' investment adviser from the funds' commencement of operations until January 17, 2003. MAM is located at 101 California Street, San Francisco, California 94111.

               Wells Capital Management Incorporated ("Wells Capital") served as the interim investment adviser from January 18, 2003 until June 9, 2003 for the WF Funds. Wells Capital's address is 525 Market Street, 10th Floor, San Francisco, CA 94105.

               Gartmore Global Asset Management Trust ("Gartmore Global") served as the interim investment adviser from January 18, 2003 until June 23, 2003 for the Gartmore Funds. Gartmore Global's address is 1200 River Road, Conshohocken, Pennsylvania 19428.

               Gartmore Global Partners ("GGP") served as the interim subadviser from January 18, 2003 until June 23, 2003 for the Gartmore Funds. GGP's address is 1200 River Road, Conshohocken, Pennsylvania 19428.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

               Funds Distributor, Inc.
               60 State Street, Suite 1300
               Boston, Massachusetts 02109

13.     If the fund is a unit investment trust ("UIT") provide:

        (a)    Depositor's name(s) and address(es):

        (b)    Trustee's name(s) and address(es):


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


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

               [ ] Yes         [X] No

        If Yes, for each UIT state:

        Name(s):

        File No.:  811-______

        Business Address:

15.     (a)    Did the fund obtain approval from the board of directors
               concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes      [ ] No

        If Yes, state the date on which the board vote took place:

               December 16, 2002 (WF Funds)

               March 5, 2003 (Gartmore Funds)

        If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes       [ ]   No

        If Yes, state the date on which the shareholder vote took place:

               For the WF Funds:

               Montgomery Global Tech, Telecom and Media Fund - May 9, 2003; Montgomery Government Money Market Fund - April 25, 2003; Montgomery Growth Fund - May 9, 2003;
               Montgomery International Growth Fund - May 16, 2003; Montgomery Mid Cap Fund - April 25, 2003;
               Montgomery Emerging Markets Fund - May 16, 2003;
               Montgomery Short Duration Government Bond Fund - May 9, 2003; Montgomery Small Cap Fund - April 25, 2003; and
               Montgomery Total Return Bond Fund - April 25, 2003

               For the Gartmore Funds: June 13, 2003


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


        If No, explain:

II.     DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X]  Yes        [ ] No

        (a) If Yes, list the date(s) on which the fund made those distributions:

               June 9, 2003 (WF Funds)

               June 23, 2003 (Gartmore Funds)

        (b)    Were the distributions made on the basis of net assets?

               [X] Yes         [ ] No

        (c)    Were the distributions made pro rata based on share ownership?

               [X] Yes         [ ] No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

        (e)    Liquidations only:
               Were any distributions to shareholders made in kind?

               [ ] Yes         [X] No

        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only: Has the fund issued senior securities?

        [ ] Yes         [ ] No

        If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

        [X] Yes         [ ] No

        If No,


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


        (a) How many shareholders does the fund have as of the date this form is filed?



        (b) Describe the relationship of each remaining shareholder to the fund:



19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ] Yes         [X]  No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [ ] Yes         [X] No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:



        (b)    Why has the fund retained the remaining assets?



        (c)    Will the remaining assets be invested in securities?

               [ ] Yes         [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ] Yes         [X] No

        If Yes,


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


        (a)    Describe the type and amount of each debt or other liability:



        (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)    List the expenses incurred in connection with the Merger or
               Liquidation:

               (i)    Legal expenses:

                      $645,409 paid by Wells Capital and/or its affiliates. $165,000 paid by Gartmore Global and/or its affiliates.

               (ii)   Accounting expenses:

                      $34,780 paid by Wells Capital and/or its affiliates. $10,694 paid by Gartmore Global and/or its affiliates.

               (iii)  Other expenses (list and identify separately):

                      $2,075,383 paid by Wells Capital and/or its affiliates including $1,605,170 for proxy mailing and printing costs and other shareholder communications and $470,213 for transfer agency and custody costs.

                      $153,703 paid by Gartmore Global and/or its affiliates, including $65,000 in transfer agency conversion costs, $80,000 in proxy mailing and printing expenses; and $8,703 for insurance.

               (iv)   Total expenses (sum of lines (i)-(iii) above):

                      $3,084,969


        (b)    How were those expenses allocated?

               No expenses were borne or allocated by the funds. Expenses related to the WF Funds were allocated or billed directly to Wells Capital. Expenses related to the Gartmore Funds were allocated or billed directly to Gartmore Global.

        (c)    Who paid those expenses?

               Wells Capital and/or its affiliates and Gartmore Global and/or its affiliates.


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


        (d)    How did the fund pay for unamortized expenses (if any)?

               N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [X] Yes         [ ] No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

        File no. 811-6011, filed September 17, 2003.

V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

        [ ] Yes         [X] No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [ ] Yes         [X] No

        If Yes, describe the nature and extent of those activities:


VI.     MERGERS ONLY

26.     (a)    State the name of the fund(s) surviving the Merger:


Acquired Montgomery Funds                       Corresponding WF Funds
-------------------------                       ----------------------

o       Montgomery Global Tech, Telecom and     o       WF Specialized Technology Fund
        Media Fund
o       Montgomery Government Money Market      o       WF Government Money Market Fund
        Fund
o       Montgomery International Growth Fund    o       WF International Equity Fund
o       Montgomery Growth Fund                  o       WF Large Company Growth Fund
o       Montgomery Mid Cap Fund                 o       WF Mid Cap Growth Fund
o       Montgomery Emerging Markets Fund        o       WF Montgomery Emerging Markets Focus
                                                        Fund


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




o       Montgomery Short Duration Government    o       WF Montgomery Short Duration
        Bond Fund                                       Government Bond Fund
o       Montgomery Small Cap Fund               o       WF Montgomery Small Cap Fund
o       Montgomery Total Return Bond Fund       o       WF Montgomery Total Return Bond Fund


Acquired Montgomery Funds                       Corresponding Gartmore Fund
-------------------------                       ---------------------------

o       Montgomery Global Opportunities Fund    o       Gartmore Worldwide Leaders Fund
o       Montgomery Global Focus Fund            o       Gartmore Worldwide Leaders Fund

        (b) State the Investment Company Act file number of the fund surviving the Merger:

               For the WF Funds: 811-09253

               For the Gartmore Funds: 811-08495

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               For the WF Funds:

               Form N-14 filed on March 7, 2003 (File No. 333-102283)

               For the Gartmore Funds:

               Form N-14 filed on March 18, 2003 (File No. 333-103906)

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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


                                  VERIFICATION

        The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Montgomery Funds, (ii) she is the sole trustee of The Montgomery Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                  /s/ Dana Schmidt
                                  ----------------
                                  Dana Schmidt
                                  Sole Trustee


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